SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Bayer Aktiengesellschaft
Bayer Corporation*

(Translation of registrant’s name into English)

Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A

     Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☑

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

*	Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

SIGNATURE

Ad-hoc Announcement

Bayer enters strategic pharmaceuticals alliance with Schering-Plough

•	Regional marketing and distribution agreement in the U.S. and Japan

•	Repositions the pharmaceuticals business in the U.S.

•	Creates Oncology Business Unit with global responsibility

Leverkusen, September 13, 2004 — Continuing the systematic realignment of its HealthCare business, Bayer has entered a broad pharmaceuticals alliance with U.S.-based Schering-Plough Corporation. Under the terms of the agreement, Bayer’s primary care products Avelox, Cipro and Adalat (and other smaller established primary care products) will be marketed and distributed by Schering-Plough in the U.S. Schering-Plough will also undertake on Bayer’s behalf the U.S. commercialization activities for Levitra, which is marketed under a co-promotion agreement between Bayer HealthCare and GlaxoSmithKline PLC.

Bayer and Schering-Plough have also committed to a co-marketing agreement for Japan for future promotion of a Schering-Plough cardiovascular product, Zetia, currently under regulatory review. At the same time Bayer will establish a new U.S.-based global Oncology business unit, and under the agreement will promote certain Schering-Plough cancer products. The agreement covers only those Bayer products already approved, not those in development.

Bayer HealthCare will further focus its U.S. pharmaceuticals business on high-profit specialty and biotech products with specialist physicians. In addition to Oncology products, the portfolio will be comprised of Kogenate FS and Trasylol.

Bayer estimates that approximately 1,800 U.S.-based Bayer primary care sales and marketing positions will be impacted — either through transfer to Schering-Plough or through reductions.

Bayer will also establish a new global Oncology business unit that will prepare for the anticipated approval and market launch of the development candidate BAY 43-9006. Under the agreement Bayer will also be compensated to promote certain Schering-Plough cancer products in the United States and key European markets for a certain period of time. Bayer’s Viadur will be aligned with the Oncology unit.

Both parties anticipate that the agreements will become effective on October 1, 2004 and will work to complete the transition as soon as possible. Triggered by the reduction of positions and extra one-time spendings Bayer will incur one-time costs in the range of €50 to 70 million, the majority will occur in 2004. The agreement is expected to be accretive in subsequent years.

Bayer Investor Relations contacts:

Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Ute Krippendorf (+49-214-30-33021)
Ilia Kürten (+49-214-30-35426)
Judith Nestmann (+49-214-30-66836)

Forward-looking statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft
(Registrant)

By: Name: Title:	/s/ ppa. Alexander Rosar Alexander Rosar Head of Investor Relations	By: Name: Title:	/s/ Armin Buchmeier Armin Buchmeier Senior Counsel

Date: September 13, 2004